Independent Auditors' Consent


The Board of Directors
Rofin-Sinar Technologies Inc. and Subsidiaries

We consent to the incorporation by reference in the registration statement on Form S-8 of Rofin-Sinar Technologies Inc. and Subsidiaires of our report dated November 1, 2002, with respect to the consolidated balance sheets of Rofin-Sinar Technologies Inc. and Subsidiaires as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2002, and all related financial statement schedules, which reports appear in the September 30, 2002, annual report on Form 10-K of Rofin-Sinar Technologies Inc. and Subsidiaires.




/s/ KPMG LLP


Detroit, Michigan
February 11, 2003